Triangle Canna Corp.	∆

May 15, 2022

U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance

Office of Life Sciences

RE: Withdrawal of Regulation A+ Offering, SEC CIK#0001853537

Due to internal restructuring within our company, Triangle Canna Corp., with the SEC CIK #0001853537, is withdrawing its Regulation A offering, which was qualified on August 5, 2021. No shares that were authorized for this offering, as set forth in the Form 1-A, have been sold or transferred to any person. The shareholders of the company remain unchanged from the four founding shareholders identified in our first application filed with your office on March 30, 2021. We will not be soliciting or selling any of the shares of the company identified in the Form 1-A.

We thank you for your time working with us on this project. Please follow up with me regarding any additional information or detail needed.

Sincerely,

James Dirkmaat

COO & Director